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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        VoiceStream Wireless Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    928615103
                         -------------------------------
                                 (CUSIP Number)


                                Kaj-Erik Relander
                               Sonera Corporation
                                Teollisuuskatu 15
                             P.O. Box 106, FIN-00051
                                Helsinki, Finland
                                   +358-204-01
            --------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                   May 4, 2000
             -------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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

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CUSIP NO.  928615103                                                Page 2 of 11
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sonera Corporation
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Finland
--------------------------------------------------------------------------------
                   7.      SOLE VOTING POWER
   NUMBER OF               18,975,773
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8.      SHARED VOTING POWER
   OWNED BY                0
     EACH         --------------------------------------------------------------
   REPORTING       9.      SOLE DISPOSITIVE POWER
    PERSON                 18,975,773
     WITH         --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         18,975,773
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
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

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CUSIP NO.  928615103                                                Page 3 of 11
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sonera Holding, B.V.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
                   7.      SOLE VOTING POWER
   NUMBER OF                8,771,930
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8.      SHARED VOTING POWER
   OWNED BY                0
     EACH         --------------------------------------------------------------
   REPORTING       9.      SOLE DISPOSITIVE POWER
    PERSON                 8,771,930
     WITH         --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         8,771,930
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

                  This amendment to the statement on Schedule 13D relates to the common stock, $.001 par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3650 131st Avenue SE, Bellevue, Washington 98006.

Item 2.  Identity and Background.
         -----------------------

                  (a) This Schedule 13D is being filed by Sonera Corporation, a Finnish limited liability company ("Sonera") and its wholly owned subsidiary Sonera Holding B.V. ("Sonera B.V."). The members of the supervisory board of Sonera, and their principal occupation or employment, are:

                  Name                                 Principal Occupation
                  ----                                 --------------------
        Pauli Saapunki, chairman..................     Member of Parliament
        Pirjo-Riitta Antvuori, vice chairman......     Member of Parliament
        Liisa Hyssala.............................     Member of Parliament
        Olavi Tonteri.............................     Colonel, Finnish Defense Forces
        Leenamaija Otala..........................     Docent, Pro Competence Oy
        Tuomas Harpf..............................     Managing Director, Suomen Viestintarahoitus Oy
        Arja Alho.................................     Master of Political Science
        Reino Ojala...............................     Special Advisor
        Helena Vartiainen.........................     Chairman of City Council
        Tarja Cronberg............................     Executive Director, Council of North Karelia region
        Tapio Hintikka............................     President and CEO, Oyj Hackman Abp
        Raimo Kantola.............................     Professor, Helisinki University of Technology
        Tarmo Eskola .............................     IT Director, UPM-Kymmene Corporation
        Ritva Rastimo.............................     Managing Director, Espoo Chamber of Commerce
        Max Mickelsson............................     Secretary General for the Parliamentary Group of the National Coalition Party
        Erik Lindfors.............................     Secretary, Metal Workers' Union
        Max Arhippainen...........................     Senior Economist, Pellervo Economic Research Institute
        Bjarne Kallis.............................     Member of Parliament
        Mauri Salo................................     Member of Parliament
        Lasse Viren...............................     Member of Parliament

                  The members of the board of directors of Sonera and their principal occupation or employment are:

        Markku Talonen............................       Chairman
        Liisa Joronen.............................       Vice Chairman
        Kalevi Alestalo...........................       Director
        Reijo Sulonen.............................       Director
        Jussi Lansio..............................       Director
        Tapio Vaahtokivi..........................       Director, employee representative
        Kari Vilkman..............................       Director, employee representative

                  Markku Talonen has been the chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was the chairman of the board of directors of PT Finland. In addition, Mr. Talonen is the president and CEO of Orion Corporation.

                  Liisa Joronen has been the vice chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. In addition, Ms. Joronen is the chairman of the board of directors of SOL Corporation and a member of the supervisory boards of Merita Bank plc and llmarinen Mutual Pension Insurance Company.

                  Kalevi Alestalo has been a member of the board of directors of the Sonera since 1998. Mr. Alestalo is the consultant counselor of the Ministry.

                  Reijo Sulonen has been a member of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. Mr. Sulonen serves as a professor at the Helsinki University of Technology. In addition, he is a member of the Boards of Directors of a number of Finnish information and other technology related companies.

                  Jussi Lansio has been a member of the board of directors of Sonera since March 2000. Mr. Lansio is the managing director of Oyj Hartwall Abp.

                  Tapio Vaahtokivi has been an employee representative on the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative on the board of directors of Telecom Finland. Mr. Vaahtokivi is the chairman of Telecommunications Union, a labor union for telecommunications employees.

                  Kari Vilkman has been an employee representative on the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative on the board of directors of Telecom Finland.

                  The executive officers of Sonera are:

        Aulis Salin...............................       President and chief executive officer
        Kaj-Erik Relander.........................       Deputy chief executive officer
        Aimo Eloholma.............................       Executive vice president
        Matti Makkonen............................       Executive vice president
        Juha Varelius.............................       Executive vice president
        Kim Ignatius..............................       Executive vice president
        Harri Hollmen.............................       Executive vice president

                  Aulis Salin is the president and the chief executive officer of Sonera. Mr. Salin joined Sonera in 1962 and he has held positions in various departments.

                  Aimo Eloholma is the executive vice president of Sonera responsible for corporate planning. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation, including data communications, business development and sales and marketing.

                  Matti Makkonen is the executive vice president of Sonera responsible for its mobile communications operations. Mr. Makkonen joined Sonera in 1976 and he has held a number of positions within the mobile communications operations.

                  Kaj-Erik Relander is the deputy chief executive officer of Sonera and previously served as Sonera's executive vice president and chief financial officer responsible for its international operations. Prior to joining Sonera in 1994, Mr. Relander worked for SITRA, a Finnish private equity fund.

                  Juha Varelius is the executive vice president of Sonera responsible for media services. Mr. Varelius joined Sonera in 1993 and has held a number of positions within media services.

                  Kim Ignatius is the execuitve vice president and chief financial officer of Sonera. Prior to joining Sonera on April 1, 2000, Mr. Ignatius worked for Tamro Group, a Nordic company distributing pharmaceuticals, and marketing and distributing medical and laboratory equipment and supplies.

                  Harri Hollmen is the executive vice president of Sonera responsible for financial online service provider. Prior to joining Sonera on April 10, 2000, Mr. Hollmen worked for Leonia Group, a Finnish bank.

                  (b), (c) and (f) The address of Sonera and its supervisors, directors and executive officers is Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland. Sonera is a limited liability company organized under the laws of the Republic of Finland. Each supervisor, director and executive officer of Sonera is a citizen of the Republic of Finland. Sonera's principal business is telecommunications.

                  The address of Sonera B.V. and its directors and executive officers is Rivium Quadrant 58, [2909 LC] Cabelle aan den IJssel, the Netherlands. Sonera B.V. is a limited liability company organized under the laws of the Netherlands. The managing directors of Sonera B.V. are Jacques Andre Martin Bruins Slott (a citizen of the Netherlands), Maire Laitinen (a citizen of the Republic of Finland), and Reetta-Leena Rossi-Luck (a citizen of the Republic of Finland). Sonera B.V.'s principal business is telecommunications.

                  (d) and (e) During the past five years, none of Sonera, Sonera B.V. or their supervisors, directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  Sonera received 10,203,843 shares of the Company's Common Stock pursuant to the Aerial Reorganization (as defined below) on May 4, 2000 in exchange for the shares of common stock of Aerial Communications, Inc. held by Sonera immediately prior to the Aerial Reorganization (the "Aerial Securities"). The source of funds used by Sonera to purchase the Aerial Securities was working capital. The amount of funds used by Sonera to purchase the Aerial Securities was $230,000,000.

Item 4.  Purpose of the Transaction.
         --------------------------

                  The acquisitions of Common Stock by the Filing Persons were made for investment purposes only.

                  None of the Filing Persons has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Filing Persons have entered into the Voting Agreement described under Item 6 below. Each of the Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

                  Sonera is the beneficial owner of 18,975,773 shares of Common Stock, representing 8.9% of the issued and outstanding Common Stock of which 8,771,930 shares of Common Stock are beneficially owned by Sonera B.V.

                  (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO
VOTE:

                  Sonera has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of 18,975,773 shares of Common Stock beneficially owned by it directly and indirectly.

                  Sonera B.V. has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 8,771,930 shares of Common Stock beneficially owned by it.

                  (c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

                  On May 4, 2000, the Aerial Reorganization was consummated and Sonera exchanged its Aerial Securities for 10,203,843 shares of Common Stock of the Company.

                  (d) To the best knowledge of each Filing Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships Involving
        ------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

                  VoiceStream Wireless Holding Corporation, John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., The Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Hutchison Telecommunications Holdings (USA) Limited, Hutchison Telecommunications PCS
(USA) Limited, Allen & Company Incorporated, Madison Dearborn Capital Partners, L.P., James N. Perry, Jr., Richard L. Fields, Avance Capital, Avance Capital II, Avance Capital III, Douglas G. Smith Grat, Douglas G. Smith, James J. Ross, as Trustee for Elizabeth G. Ross U/T/A, Dated March 4, 1994, James J. Ross, as Trustee for David G. Ross U/T/A, Dated June 18, 1997, Sonera Corporation and Sonera Holding B.V. entered into an agreement, dated as of February 25, 2000 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Filing Persons have agreed to vote their shares of Common Stock for the election of a board initially consisting of 16 members, subject to adjustments, of the Company board designated as follows: (i) Mr. Stanton, as long as he is the chief executive officer of the Company; (ii) one member designated by Mr. Stanton, so long as he or entities affiliated with him beneficially own at least 4,500,000 shares of Common Stock; (iii) four members designated by Hutchison PCS (USA) Limited and its affiliated entities, which number of designees shall be subject to increases or decreases depending upon increases or reductions in Hutchison PCS (USA)'s percentage ownership of outstanding Common Stock, including shares of Common Stock issuable to Hutchison PCS (USA) upon conversion of the Company's 2.5% Convertible Junior Preferred Stock; (iv) one member designated by Goldman, Sachs & Co., Inc. and affiliated entities, so long as the Goldman Sachs entities beneficially own at least 4,500,000 shares of Common Stock; (v) four members who were on the Omnipoint board prior to the Merger and who are selected by Omnipoint to serve during the period from the closing of the Merger until and including the second annual meeting of stockholders of the Company taking place after the closing of the Merger (the designees of Omnipoint are initially Douglas G. Smith, Richard L. Fisher, James N. Perry, Jr., and James J. Ross),
(vi) one member designated by Sonera Corporation and its affiliated entities (including Sonera B.V.), so long as the Sonera entities beneficially own at least 4,500,000 shares of Common Stock; (vii) TDS will be entitled to designate a member so long as TDS owns at least 4,500,000 shares of Common Stock; and the remaining members of the board to be selected by a majority of the persons selected as described above. The Voting Agreement further provides that if TDS owns more than 9,800,000 shares of Common Stock and Sonera owns less than 4,500,000 shares of Common Stock, TDS will be entitled to designate two members to the board of the Company, and if Sonera owns more than 9,800,000 shares of Common Stock and TDS owns less than 4,500,000 shares of Common Stock, Sonera will be entitled to designate two members to the board of the Company.

                  On September 17, 1999, Sonera, VWC and the Company entered into an Investor Agreement whereby Sonera agreed that upon consummation of the Merger and until September 17, 2004, beneficial ownership of Common Stock held by Sonera and its affiliates would not exceed 19.9% of the outstanding shares of Common Stock. Among other things, this agreement will also prohibit Sonera and its affiliates from, in certain circumstances, participating in proxy contests, tender offers, exchange offers or other transactions relating to a change of control of the Company. Upon consummation of the Merger, the Company also agreed to grant Sonera certain registration rights for the shares of Common Stock it receives for its $500 million investment and other Company shares issued to Sonera or an affiliate of Sonera.

                  The foregoing description of the Voting Agreement is subject to, and qualified in its entirety by reference to, the agreement, which is filed as Exhibit 2 hereto and incorporated by reference into this Item 6.

Item 7.  Material To be Filed as Exhibits.
         --------------------------------

                  1.* Stock Subscription Agreement dated as of September 17, 1999 by and among VoiceStream Wireless Holding Corporation and Sonera LTD.

                  2.* Voting Agreement, dated as of February 25, 2000, by and among VoiceStream Wireless Holding Corporation, John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., The Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Stone Street Performance Corp., Hutchison Telecommunications Holdings (USA) Limited, Hutchison Telecommunications PCS (USA) Limited, Allen & Company Incorporation, Allen & Co., Inc., Madison Dearborn Capital Partners, L.P., Avance Capital, Douglas G. Smith, Douglas G. Smith GRAT, Richard L. Fields, James N. Perry, Jr., James J. Ross, as Trustee for Elizabeth G. Ross U/T/A, Dated March 4, 1994, James
                           J. Ross, as Trustee for David G.

                           Ross U/T/A, Dated June 18, 1997, Sonera Corporation and Sonera Holding B.V.

                  3.* The Investor Agreement, dated September 17, 1999, among Sonera LTD., VoiceStream Wireless Corporation and VoiceStream Wireless Holding Corporation.

                  4.* The Registration Rights Agreement, dated February 25, 2000, between VoiceStream Wireless Holding Corporation, Sonera Corporation and Sonera Holding B.V.

---------------------------
*    Previously filed.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2000                      SONERA CORPORATION


                                                  By: /s/ Kaj-Erik Relander
                                                      ------------------------




                                                  SONERA HOLDING B.V.



                                                  By: /s/ Kaj-Erik Relander
                                                      ------------------------